SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year ended December 30, 2001

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                                  OWENS CORNING
                            One Owens Corning Parkway
                               Toledo, Ohio 43659

                           Commission File No. 1-3660

--------------------------------------------------------------------------------
                              REQUIRED INFORMATION

(a)  Financial Statements.

     1.   2001 Report of Independent Accountants

     2.   Copy of 2000 Report of Independent Public Accountants

     3. Statements of Net Assets Available for Benefits - as of December 30, 2001 and December 30, 2000

     4. Statements of Changes in Net Assets Available for Benefits - for the years ended December 30, 2001 and December 30, 2000

     5.   Notes to Financial Statements

(b)   Exhibit.

      Consent of PricewaterhouseCoopers LLP



In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

                                                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                  OWENS CORNING
                                  SAVINGS AND SECURITY PLAN


                                  By:  /s/  Richard C. Tober
                                     --------------------------
                                     Richard C. Tober
                                     Plan Administrator



Dated:
June 26, 2002
-------------

                        Report of Independent Accountants

To the Participants and Administrator of the Owens Corning Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings and Security Plan (the "Plan") at December 30, 2001, and the changes in net assets available for benefits for the year ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 30, 2000 and for the year then ended were audited by other independent auditors whose report dated May 25, 2001 expressed an unqualified opinion on those statements.



/s/ PricewaterhouseCoopers LLP



Toledo, OH
June 26, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY  ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS
                    NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator
of the Owens Corning
Savings and Security Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND SECURITY PLAN as of December 30, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Security Plan as of December 30, 2000 and 1999, and the changes in its assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.






                                                  /s/ Arthur Andersen LLP


Toledo, Ohio,
May 25, 2001

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 30, 2001 AND DECEMBER 30, 2000


                                        December 30, 2001  December 30, 2000
                                        -----------------  -----------------
ASSETS:
 Investment in master trust                   $76,933,028        $68,229,974
 Due from Owens Corning                         3,811,205               -
 Contribution Receivable                          192,718               -
                                              -----------        -----------

      NET ASSETS AVAILABLE FOR BENEFITS       $80,936,951        $68,229,974
                                              ===========        ===========








        The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 30, 2001 AND DECEMBER 30, 2000


                                            December 30, 2001  December 30, 2000
                                            -----------------  -----------------
ADDITIONS:
  Net interest in master trust
    investment loss                            $    (364,063)     $ (34,705,719)

  CONTRIBUTIONS:
    Participants                                  12,829,012         20,707,429
    Owens Corning                                  9,006,817          6,657,052
                                               -------------      -------------
                                                  21,835,829         27,364,481
                                               -------------      -------------
DEDUCTIONS:
  Distributions to participants                   (8,539,449)       (26,299,164)
  Administrative expenses                           (225,340)          (207,048)
                                               -------------      -------------
                                                  (8,764,789)       (26,506,212)
                                               -------------      -------------

    Net increase (decrease)                       12,706,977        (33,847,450)
                                               -------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               68,229,974        102,077,424
                                               -------------      -------------

  End of year                                  $  80,936,951      $  68,229,974
                                               =============      =============








        The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

Operations of the Plan
----------------------

The Owens Corning Savings and Security Plan (the Plan) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Plan investment elections, included in a master trust (Note 3), are shares of mutual funds managed by Fidelity Investments and Company Stock. Fidelity Investments is the trustee (the Trustee) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Contributions
------------------

During 2000 and 2001, participants could elect to contribute from 1% to 15% of their base pay to the Plan. Beginning January 1, 2002, participants may contribute from 1% to 30% of their base pay to the Plan. All or a portion of participants' contributions may be designated at participants' options as deferred income up to the maximum amount allowed by federal law pursuant to
Section 401(k) of the Internal Revenue Code. Deferred income contributions are not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from participants' paychecks.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested according to the participant's elections at the time of contribution.

In addition, the Company matches 50% of all participants' contributions up to 10% of eligible compensation, at certain locations. The Company matches participant contributions at various negotiated rates at the remaining locations. The Company may, at its discretion, make an

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
    POLICIES (continued)

annual profit sharing contribution to the Plan for participants at certain locations. The Company made discretionary profit sharing contributions of approximately $3,727,000 and $1,415,000 in 2001 and 2000, respectively. The 2001 discretionary profit sharing contribution was fully paid subsequent to the Plan's year-end and are included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits. The 2000 discretionary profit sharing contribution was fully paid during the 2000 Plan year. All Company contributions are invested according to the participant's elections at the time of contribution.

Included in 2001 and 2000 participant contributions in the accompanying financial statements are approximately $484,000 and $7,900,000, respectively, of rollovers from other plans, including a salaried savings plan maintained by the Company that is also invested in the Owens Corning Saving Plans Master Trust (Note 3).

Plan Investment Options
-----------------------

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan, which are collectively held in a master trust (Note 3). Participants mey change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash which it considers necessary to meet anticipated disbursements.

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market values and trades are recorded at market value on the date of trade.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
    POLICIES (continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
-----------------

Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the master trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or related earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to
Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The plan agreement has had several amendments since the determination letter was issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of
Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would become fully vested. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(2) PLAN SPONSOR VOLUNTARY PETITION FOR RELIEF UNDER CHAPTER 11

As discussed in Note 1 of the Company's 2001 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company's motion to continue to operate the Plan. The Plan will continue to be funded in accordance with the plan agreement provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(3) MASTER TRUST

The Owens Corning Savings Plans Master Trust (the Master Trust) was established for the investment of the assets of the Plan and another savings plan sponsored by the Company. Each participating plan has an undivided interest in the Master Trust, which is based on beginning of year plan interest adjusted for transactions attributable to each plan and a proportionate share of income and expenses attributable to the Master Trust as a whole. A summary of the assets of the Master Trust as of December 30, 2001 and 2000 is as follows:

                                                       2001            2000
                                                       ----            ----
ASSETS:
Investments:
    Company Common Stock*                         $  4,595,315    $  2,752,464
    Mutual Funds:
     Fidelity Puritan Fund                          29,591,464      29,724,980
     Fidelity Investment Grade Bond Fund            10,691,768       7,510,697
     Fidelity Growth and Income Portfolio           27,342,975      28,747,984
     Fidelity Blue Chip Growth Fund                 40,878,284      47,273,241
     Fidelity Low-Priced Stock Fund                 60,273,581      45,602,671
     Fidelity Aggressive Growth Fund                31,358,516      54,377,964
     Fidelity Diversified International Fund        18,994,262      23,019,997
     Fidelity Retirement Money Market Portfolio     67,790,354      58,970,400
     Fidelity Freedom Income                           352,394            -
     Fidelity Freedom 2000                             578,681            -
     Fidelity Freedom 2010                           1,474,829            -
     Fidelity Freedom 2020                             969,406            -
     Fidelity Freedom 2030                             384,615            -
     Fidelity Freedom 2040                             626,189            -
     Spartan U.S. Equity Index Fund                 39,492,080      44,342,691
                                                  ------------    ------------
    Total Mutual Funds                             330,799,398     339,570,625

    Loans to Participants (Note 5)                  11,895,012      13,218,535
                                                  ------------    ------------
Total Assets                                      $347,289,725    $355,541,624

PLAN INTEREST                                            22.15%          19.19%
                                                  ============    ============

PLAN INTEREST IN MASTER TRUST                     $ 76,933,028    $ 68,229,974

* Nonparticipant-directed (Note 4)

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(3) MASTER TRUST (continued)

A summary of investment loss for the Master Trust for the years ended December 30, 2001 and 2000, is as follows:

                                            2001            2000
                                            ----            ----
Investment Loss:
  Net appreciation (depreciation) in
    fair value of investments:
      Company Stock Fund               $        -       $(123,121,756)
      Company Common Stock                 3,563,654       (2,463,182)
      Mutual Funds                       (36,868,348)     (46,246,890)
                                       -------------    -------------
                                         (33,304,694)    (171,831,828)

         Interest                          1,000,386        3,217,811
         Dividends                         9,489,589       29,174,694
                                       -------------    -------------
    Total investment loss              $ (22,814,719)   $(139,439,323)
                                       =============    =============


Net appreciation (depreciation) in fair value of investments includes changes in unrealized appreciation (depreciation) of investments and realized gains and losses on the sale of investments computed using average cost. Purchases and sales are recorded on the trade date basis.

(4) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the net assets and changes in net assets available for benefits relating to the nonparticipant-directed investment option within the Master Trust (the Company Common Stock and the Company Stock Fund) is as follows:

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(4) Nonparticipant-Directed Investments (continued)

                                                2001             2000
                                                ----             ----
Net Assets Available for Benefits:
  Plan interest in Company Common Stock     $  2,102,668    $  1,116,792
                                            ============    ============

Changes in Total Net Assets Available for
  Benefits:
  Plan interest in:
    Interest                                $       -       $     (4,508)
    Dividends                                       -            385,831
    Net appreciation (depreciation)            1,341,231     (35,578,473)
                                            ------------    ------------
                                               1,341,231     (35,197,150)

  Contributions                                     -         14,035,220
  Transfers from participant - directed
    investments                                    3,134       1,492,470
    Distributions and other                     (358,489)     (9,852,332)
                                            ------------    ------------
                                            $    985,876    $(29,521,792)
                                            ============    ============


(5) LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced by the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in accordance with the borrower's investment elections.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(6) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. Certain participants become 100% vested after three years of service. Such amounts also become fully vested upon termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants over age 65 may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was approximately $72,000 in 2001, and $37,000 in 2000, respectively.

Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 31, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased.

Included in 2001 and 2000 distributions to participants in the accompanying financial statements is approximately $104,000 and $7,200,000, respectively, of transfers to a salaried savings plan maintained by the Company that is also invested in the Master Trust.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(7) PLAN TRANSFERS

Effective September 30, 1998, the Plan was revised in connection with the transfer of Owens Corning's business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns, LLC ("AGY"). Those eligible, salaried employees in the Plan as of September 30, 1998, that were transferred to AGY are fully vested in their accounts under the Plan. Matching contributions received after September 30, 1998, are made in cash rather than Owens Corning stock. During 2000, AGY employee account balances totaling approximately $10,000,000 were transferred into a new plan, which is administered by the management of AGY. These amounts are included in distributions to participants in the accompanying financial statements.